Exhibit 99.1

Brenmiller Energy Reports First Half 2022 Financial Results and Operational Update

- Accelerating Investment to Expand Israeli Production Facility -

- Significant Increase in Revenue to $1.5 million –

- Expects Completion of Current Projects to Lead to Increased Commercial Orders -

Rosh Haayin, Israel (August 11, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced financial results as of and for the six months ended June 30, 2022 and operational updates.

Key Highlights

●	Significant increase in revenue to $1.5 million for the first half of 2022, driven by the recognition of a licensing fee upon the final delivery of know-how for the Company’s project with Fortlev in Brazil.

●	Completed the first draw down for 4 million euros, on July 28, 2022, under our credit facility with the European Investment Bank, which will allow for accelerated investment in our production facility in Dimona, Israel.

●	Completed construction of our first utility scale project with Enel in Italy with commissioning expected in the second half of 2022.

●	Began trading on the Nasdaq Capital Market (“Nasdaq”) under ticker symbol “BNRG” on May 25, 2022.

●	Signed framework agreement with Philip Morris for the supply of the Company’s bGen™ TES; signed agreement for a $9 million system in Romania.

●	Selected by the Government Procurement Administration in Israel to supply heat energy using our bGen system under a potential Energy as a Service (EaaS) contract.

Management Commentary

“2022 is turning out to be a historic year for Brenmiller Energy,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “To date in 2022, we have reached many important milestones, including our first large commercial order for $9M with Philip Morris in Romania, the completion of a pilot project in Brazil with Fortlev, drawing from our credit facility with the European Investment Bank to accelerate work for our newly upgraded production facility, and the listing of our ordinary shares on the Nasdaq.”

“With the completion of our first pilot project in Brazil, and the near completion of others, including a utility scale project in Italy, we believe we are on the path to become one of the leading thermal energy storage solution providers, with a commercial ready solution,” continued Brenmiller. “As we look to the future, we believe there are many factors in our favor including the need for large industrial process companies and utilities to decarbonize their operations, high energy prices and an increased need for energy security. Our bGen TES system is well positioned to address these needs and we are optimistic that we will see an acceleration in converting our robust pipeline of opportunities into commercial orders throughout the remainder of 2022 and into 2023.”

Research and Development

Research, development, and engineering expenses were $2.47 million in the first half of 2022, compared to $1.90 million in the first half of 2021. The increase was primarily attributable to higher payroll costs as the Company has enhanced its research and development developments to support future growth.

Research, development, and engineering expenses, net breakdown:

	Six months ended June 30
	2022	2021
	USD in thousands (unaudited)
Total research, development, and engineering expenses	2,730	2,532
Less – grants	(263)	(634)
Research, development and engineering expenses, net	2,467	1,898

Balance Sheet Update

As of June 30, 2022, Brenmiller had cash and equivalents of $9.1 million. On May 24, 2022, the Company closed the second tranche of the investment by certain private investors pursuant to a securities purchase agreement dated October 29, 2021. As a result, the balance of $7.5 million in gross proceeds of the $15 million private placement has been paid to the Company by such investors against the issuance of the Company’s securities. On July 28, 2022, and as discussed in more detail below, Brenmiller made the first draw of 4.0 million euros from its 7.5 million euros credit facility with the European Investment Bank (“EIB”).

New Project Awards

In February 2022, Brenmiller signed a five-year framework agreement with Philip Morris Products SA (“Philip Morris”) for the supply of its TES systems. The framework agreement sets terms, with adjustments based on the size, for Brenmiller to provide its TES system, bGen, at forty-one of Philip Morris’ sites globally. Following the signing of the framework agreement with Philip Morris, on February 28, 2022, Brenmiller signed an agreement with Philip Morris Romania Romania S.R.L. for the purchase of a 31.5 MWh bGen unit in Romania for approximately $9.2 million, with an option to expand the capacity to 52.5 MWh. The Company is currently in early design stages and plans to begin construction in early 2023 with completion by the end of 2023.

On May 25, 2022, the Government Procurement Administration of Israel issued a notice regarding its intent to engage with Brenmiller as a sole supplier for the purchase of heat energy at Wolfson Hospital in Israel. Under the proposed engagement, Brenmiller will install its TES system, bGen, integrate it with the hospital’s local energy system and maintain the installed system. Brenmiller plans to enter into an approximately $5 million, seven and one-half year contract with Wolfson Hospital under which it will supply heat energy at prices to be agreed between the parties. This is Brenmiller’s first potential project using an Energy As a Service (EaaS) business model. Under this business model, profit margins are expected to be higher than those in a traditional capital equipment sale and be more recurring in nature.

Dimona Israel Production Facility

On March 31, 2021, Brenmiller signed a 7.5 million euros credit facility with the EIB for the creation of an advanced production facility in Dimona, Israel. The Company made its first draw down on the first of two tranches of the credit facility for 4.0 million euros on July 28, 2022.

The production facility is currently under construction and will have a capacity to produce up to 4,000 MWh per year of bGen thermal storage modules. The draw down on the EIB credit facility is a critical step in the Company meeting its target to reach full production capacity by the end of 2023. The Dimona production facility will play a meaningful role in Brenmiller’s effort to support current and potential future projects.

Operational Update

Brenmiller is currently in the process of installing pilot projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Its pilot projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its pilot projects include:

●	Fortlev: Brenmiller designed, manufactured, and installed a 1 MWh TES with Fortlev in Brazil. The TES system, which is being charged with biomass, is now completed and is in operation as reported in our press release dated August 9, 2022.

●	Enel: Brenmiller is designing, manufacturing, and installing a 23 MWh TES system for a combined cycle power plant for Enel in Italy. This is the Company’s first utility scale project. The project has finished the manufacturing stage, all storage modules have been shipped to the project site and construction is complete. The next stage is hot commissioning, and the project has already passed several milestone tests, including high pressure tests for its piping systems. Brenmiller expects to commission this project in the second half of 2022, with full operations expected by year end 2022. Following its testing of the system, Enel will have an option to add additional storage capacity at the site.

●	SUNY Purchase: The Company has installed a 0.5 MWh thermal storage-based co-generation station with the New York Power Authority (NYPA) at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with final delivery expected in the second half of 2022.

About Brenmiller Energy

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the steam, hot water and hot air they need for a variety of applications, including, for example, to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its expected timeline for installing and completing its pilot projects and reaching other milestones, its plans to enter into a contract with Wolfson Hospital to supply heat energy, and the role that the Company’s Dimona production facility will play to support current and potential future projects. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2022	2021
	USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9,144	8,280
Restricted deposits	42	47
Trade receivables	761	162
Other receivables	577	553
Inventory	327	95
Assets held for sale (Rotem1)	603	-
TOTAL CURRENT ASSETS	11,454	9,137
NON-CURRENT ASSETS:
Restricted deposits	159	179
Investment in joint venture	40	-
Right-of-use assets, net	1,576	3,018
Property, plant and equipment:
Plant and equipment, net	1,423	1,583
Rotem 1 project	-	679
Total property, plant and equipment	1,423	2,262
TOTAL NON-CURRENT ASSETS	3,198	5,459
TOTAL ASSETS	14,652	14,596
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit and loans	-	5
Trade payables	71	264
Deferred revenues	260	1,095
Other payables	1,757	1,623
Provisions	215	215
Current maturities of lease liabilities	566	954
TOTAL CURRENT LIABILITIES	2,869	4,156
NON-CURRENT LIABILITIES
Lease liabilities	1,113	2,448
Liability for share options	22	213
Liability for royalties	1,776	2,236
TOTAL NON-CURRENT LIABILITIES	2,911	4,897
TOTAL LIABILITIES	5,780	9,053
EQUITY:
Share capital	88	79
Share premium	52,157	45,648
Receipts on account of warrants	1,832	1,176
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share based payments	2,046	1,318
Foreign currency cumulative translation reserve	(1,675)	(1,053)
Accumulated deficit	(99,637)	(95,686)
TOTAL EQUITY	8,872	5,543
TOTAL LIABILITIES AND EQUITY	14,652	14,596

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended
	June 30
	2022	2021
	USD in thousands (except per share data)

REVENUES	1,520	285
COSTS AND EXPENSES:
COST OF REVENUES	(883)	(2,589)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(2,467)	(1,898)
MARKETING AND PROJECT PROMOTION EXPENSES, NET	(612)	(355)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,328)	(987)
SHARE IN LOSS OF JOINT VENTURE	(29)	-
OTHER INCOME (EXPENSES), NET	38	(293)
OPERATING LOSS	(4,761)	(5,837)
FINANCIAL INCOME	964	788
FINANCIAL EXPENSES	(154)	(135)
FINANCIAL INCOME, NET	810	653
LOSS FOR THE PERIOD	(3,951)	(5,184)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	(622)	(35)
COMPREHENSIVE LOSS FOR THE PERIOD	(4,573)	(5,219)

LOSS PER ORDINARY SHARE (in Dollars) -
Basic and fully diluted loss	(0.28)	(0.44)*

*	Retroactively adjusted to give effect to a reverse stock split of the Ordinary Shares – see Note 10A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended
	June 30
	2022	2021
	USD in thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities	(4,982)	(3,849)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(30)	(26)
Installation of production line	(108)	(96)
Investment in Joint venture	(74)	-
Restricted deposits, net	-	3
Net cash used for investing activities	(212)	(119)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	7,174	8,473
Exercise of options and warrants	-	20
Repayment of bank loan and interest thereon	(5)	(8)
Payments with respect to lease liabilities and interest thereon	(284)	(383)
Repayment of royalties’ liability	(24)	-
Grants recognized as liability for royalties	28	40
Repayment of shareholder’s loan	-	(949)
Net cash provided by financing activities	6,889	7,193
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,695	3,225
EXCHANGE DIFFERENCES ON CASH AND CASH
EQUIVALENTS	(831)	(67)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	8,280	2,278
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	9,144	5,436

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - NET CASH USED FOR OPERATING ACTIVITIES

	Six months ended June 30
	2022	2021
	USD in thousands

A. NET CASH USED FOR OPERATING ACTIVITIES

Loss for the period	(3,951)	(5,184)

Adjustments for:
Depreciation	121	123
Amortization of right-of-use assets	273	181
Loss from realization of equipment, metals and parts	-	311
Increase (Decrease) in research and development expenses due to royalty obligation	86	(40)
Provision	24	673
Share in loss of joint venture	29	-
Other income	(80)	-
Fair value adjustment of share options’ liability	(178)	(745)
Other financial expenses	46	72
Share-based payment	728	124
	(2,902)	(4,485)
Changes in operating working capital:
Increase in trade and other receivables	(709)	(246)
Decrease (increase) in inventory	(243)	616
Increase (decrease) in deferred revenues and trade and other payables	(1,128)	266
Net cash used for operating activities	(4,982)	(3,849)

NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Recognition of Lease liability and right-of-use asset	449	146
Derecognition of lease liability	1,512	-
Derecognition of right of use asset	1,432	-
INTEREST PAYMENTS (included in financing items)	33	16

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com